UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 10, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

Tel: +44 73 7680 9248

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lock-up Waiver

On August 10, 2023, the Board of Directors (the “Board”) of Selina Hospitality PLC (the “Company”) agreed to waive (the “Waiver”) the lock-up restrictions set forth in the Investors’ Rights Agreement, dated October 27, 2022 (the “IRA”), with respect to an aggregate of 55,763,479 of the Company’s ordinary shares beneficially owned by certain of the Company’s major shareholders, or approximately 52% of the Company’s issued and outstanding ordinary shares. The effectiveness of such waiver is expected to take place on August 18, 2023.

As previously disclosed, in connection with the closing of the Company’s business combination with BOA Acquisition Corp. (“BOA”), the Company and certain of its shareholders entered into the IRA, pursuant to which Bet on America LLC (the “Sponsor”), and certain other shareholders of the Company who held a 5% or greater beneficial interest in the Company at the closing of the business combination (collectively, the “Major Shareholders”) became subject to, with limited exceptions, restrictions on transfers of the Company’s securities held by them until October 27, 2023, the one-year anniversary of the closing of the business combination. Once effective, the Company believes that the Waiver may further the Company’s stated objective of simplifying its capital structure and may create more certainty in respect of, and provide greater liquidity for, the Company’s ordinary shares. The Company believes that this certainty will help to accelerate the pace at which the Company may conduct, and the likelihood of completing, capital markets transactions. Additionally, as explained in the Circular and Notice of the General Meeting of Shareholders (the “Notice of Meeting”) of the Company to be held on August 18, 2023, which Notice of Meeting was issued on July 25, 2023, the Company has obtained transaction support agreements from key shareholders in respect of certain resolutions set out in the Notice of Meeting and one such shareholder, the Sponsor, has the right to withdraw its support for those resolutions in the event the Waiver is not granted. The Company believes the securing of such support, by granting the Waiver, to be important to achieving the passing of the relevant resolutions, and consequently the Company’s fundraising efforts, including the funding of future tranches of investment under the strategic investment of up to $50 million to be provided by Osprey Investments Limited as announced by the Company on June 27, 2023.

Two of the Major Shareholders affected by the Waiver are Dekel Development Holding, S.A. (“Dekel”), which is wholly owned by Kibbutz Holding S.a.r.l., the investment vehicle in which Rafael Museri and Daniel Rudasevski, co-founders of the Company and the Company’s Chief Executive Officer and Chief Growth Officer, respectively, each hold a 31.4% beneficial interest, and Selina Growth Fund S.C.Sp., which is managed by a general partner, Kibbutz General Partner S.a.r.l., in which Rafael Museri and Daniel Rudasevski each hold 25% of the share capital and serve as directors. Accordingly, Messrs. Museri and Rudasevski recused themselves and did not participate in the decision of the Board to approve the Waiver.

Following the effectiveness of the Waiver, none of the Company’s ordinary shares will be subject to contractual lock-up restrictions; however, the restrictions set forth in the Company’s insider trading policies and procedures will continue to apply to Messrs. Museri and Rudasevski and any entities controlled by them, including Dekel, irrespective of the Waiver. Any sales of the Company’s ordinary shares held by the Major Shareholders could result in a significant decline in the public trading price of the Company’s securities and, notwithstanding the intention of the Waiver, could impair the Company’s ability to raise capital through the sale or issuance of additional equity securities. The Company expects that the effect that any such sales may have on the prevailing market price of its securities will be negative. Despite such a decline in the public trading price, certain of the Major Shareholders may still experience a positive rate of return on the sale of the Company’s ordinary shares held by them due to the lower price that such Major Shareholders purchased those shares compared to other public investors. Accordingly, those Major Shareholders may be incentivized to sell the ordinary shares held by such Major Shareholders.

Risk Factors

Certain of the Major Shareholders purchased securities in the Company at a price below the current trading price of the Company’s ordinary shares and may experience a positive rate of return based on the current trading price. Future investors in the Company may not experience a similar rate of return.

The table below sets forth, as of August 9, 2023, (i) the name of the Major Shareholders to which the Waiver applies, (ii) the number of the Company’s ordinary shares held by each shareholder which are subject to the lock-up, (iii) the aggregate price at which such Major Shareholder originally purchased all of the ordinary shares held by them (or the securities that were exchanged for or converted into such ordinary shares), some of which may not be subject to the lock-up restrictions under the IRA, (iv) the historical average price per ordinary share, and (v) the potential profit earned by such Major Shareholder based on the trading price of $0.801 per share as of the close of business on August 9, 2023. For purposes of calculating the price per security set forth below, the Company divided the total number of the Company’s ordinary shares by the actual amount of cash received by the Company from each such Major Shareholder in respect of such securities plus the value of the debt cancelled in respect thereof, if any.

Name	Ordinary Shares	Historical Total Amount Paid for Ordinary Shares ($ in millions)	Historical Average Purchase Price ($)	Potential Profit Based on Current Trading Price ($ in millions)
Dekel Development Holding, S.A.	15,491,847	8.11	0.52	4.35
Renaissance Charitable Foundation Inc.	7,569,997	—	—	6.06
166 2nd LLC[1]	4,275,875	99.95	11.26	—
Gomez Cayman SPV Limited	10,530,570	63.37	6.02	—
Fondo Grupo Wiese Internacional	2,339,560	27.17	11.61	—
Selina Growth Fund S.C.Sp.	7,674,211	42.22	5.50	—
Cibanco, S.A. Institución de Banca Múltiple (as a final and universal successor of Deutsche Bank México, S.A. Institución de Banca Múltiple, División Fiduciaria), acting solely in its capacity as trustee under the irrevocable trust agreement identified with number F/1900 (i.e. the CKD)[2]	3,622,974	23.41	4.57	—
Banco Actinver, S.A., Institución de Banca Múltiple Grupo Financiero Actinver as trustee of the irrevocable trust agreement number 5444	2,548,257	20.00	7.85	—
Bet on America LLC[3]	4,425,875	25,000	0.004	3.53

1 166 2nd LLC holds 8,873,130 ordinary shares, but 4,823,382 of those shares were subject to a six-month lock-up that expired in April 2023.

2 Figure does not include the underlying shares into which the convertible notes held by the shareholder under the Indenture, dated October 27, 2022, issued by the Company in respect of 6.0% convertible senior notes due 2026, may be converted or the related warrants held by the shareholder as such instruments are not subject to the lock-up restrictions under the IRA.

3 Bet on America LLC also holds 6,575,000 private placement warrants that are subject to the Waiver. Prior to the closing of the business combination between BOA and Selina on October 27, 2022, Bet on America LLC acquired 5,750,000 Class B common shares of BOA (including shares received via a stock dividend) for a total investment of $25,000, resulting in an adjusted purchase price of approximately $0.004 per share. The Class B common shares of BOA held by Bet on America LLC at the closing of the business combination ultimately were converted into ordinary shares of Selina as part of the business combination.

Based on the last reported sale price of the Company’s ordinary shares on August 9, 2023 of $0.801 per share, some of the Major Shareholders would realize significant profits on the sale of their holdings as compared to the initial consideration paid for such holdings, as detailed above. Given the relatively lower purchase prices that some of the Major Shareholders paid to acquire the Company’s ordinary shares compared to their current trading price, these Major Shareholders in some instances will earn a positive rate of return on their investment, which may be a significant positive rate of return, depending on the market price of the ordinary shares at the time that such shareholders choose to sell their ordinary shares. Additionally, even though our ordinary shares may be trading at a price below the trading price of BOA’s common stock prior to the business combination, the Sponsor and its affiliates may still be incentivized to sell their shares due to the relatively lower price they paid to acquire such shares.

Future resales of the Company’s ordinary shares may cause the market price of the Company’s securities to drop significantly, even if our business is doing well.

Upon the effectiveness of the Waiver, none of the Company’s shareholders will be subject to trading restrictions under a contractual lock-up. As such, sales of a material portion of the Company’s issued and outstanding ordinary shares in the public market could occur at any time following the date of the effectiveness of the Waiver. These sales, or the perception in the market that the holders of a large number of the Company’s ordinary shares intend to sell shares, could reduce the market price of the Company’s ordinary shares. These sales, or the possibility of these sales, could have the effect of increasing the volatility in the market price of the Company’s ordinary shares, and the market price of such securities could decline if the Major Shareholders sell their respective securities, or are perceived by the market as intending to sell them.

Sales of the Company’s ordinary shares or the perception of such sales in the public market or otherwise could cause the market price for our securities to decline, even though the Major Shareholders would still realize a profit on sales at lower prices.

The Company has filed a registration statement to register the resale under the Securities Act of the ordinary shares and other securities subject to the lock-up restrictions. The sale of the Company’s ordinary shares in the public market or otherwise, or the perception that such sales could occur, could harm the prevailing market price of such securities. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and at a price that we deem appropriate. Resales of the Company’s ordinary shares may cause the market price of our securities to drop significantly, even if our business is doing well. In addition, the Major Shareholders, BOA and the Sponsor collectively hold more than half of the Company’s issued and outstanding ordinary shares. While some of these holders acquired their securities at prices higher than the current market price of the Company’s ordinary shares, such holders may still have an incentive to sell to obtain liquidity, as certain of such holders have been holding our securities for over six years.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of the Company’s ordinary shares, regardless of the Company’s operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If the Company were involved in any similar litigation the Company could incur substantial costs and our management’s attention and resources could be diverted.

An active trading market for the Company’s Ordinary Shares may not be sustained to provide adequate liquidity.

An active trading market may not be sustained for the Company’s ordinary shares. The lack of an active market may impair a holder’s ability to sell its shares at the time it may wish to sell them or at a price that it considers reasonable. An inactive market may also impair the Company’s ability to raise capital by selling ordinary shares.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the expected benefits of the Waiver, the affect the Waiver will have on the Company’s trading price, the affect the Wavier will have on the volatility of the Company’s trading price, the affect the Waiver will have on the Company’s ability to raise future capital, the Company’s expectations regarding insider transactions in the Company’s securities, and the benefits, if any, the Major Shareholders may receive as a result of the Waiver. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of the Company), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation, the Company’s future financial performance and the trading price of the Company’s ordinary shares, and the other risks and uncertainties contained in the Company’s registration statement, file no. 333-268587, and any amendments thereto, and Annual Report on Form 20-F for the fiscal year ended December 31, 2022. In addition, there may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: August 14, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary